

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Eric Langan
Chief Executive Officer and President
RCI Hospitality Holdings, Inc.
10737 Cutten Road
Houston, TX 77066

> **Re: RCI Hospitality Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2021**
> **Filed December 14, 2021**
> **File No. 001-13992**

Dear Mr. Langan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services